                                   FORM N-8F

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1.   Reason fund is applying to  deregister  (check only one; for  descriptions, see Instruction 1 above):

     [ ] Merger

     [X] Liquidation

     [ ]  Abandonment of Registration

          (Note:  Abandonments of  Registration  answer only questions 1 through
          15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company

          (Note:  Business Development Companies answer only questions 1 through
          10 of this form and complete verification at the end of the form.)

2.   Name of fund: Gold Bank Funds (the "Trust")

3.   Securities and Exchange Commission File No.: 811-10465.

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [ ] Initial Application [X] Amendment

5.   Address of Principal  Executive Office (include No. & Street,  City, State,
     Zip Code):

         6860 W. 115th, Suite 100
         Overland Park, Kansas 66211

6.   Name,  address and telephone  number of  individual  the  Commission  staff should contact with any questions regarding this form:

         Stephen R. Oliver
         111 East Kilbourn Avenue, Suite 200
         Milwaukee, WI 53202
         (414) 287-8846

7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Stephen R. Oliver
         111 East Kilbourn Avenue, Suite 200
         Milwaukee, WI 53202

     NOTE: Once  deregistered,  a fund is still required to maintain and preserve the  records  described  in Rules  31a-1  and  31a-2  for the  periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end [ ] Closed-end

10.  State law under which the fund was  organized  or formed  (e.g.,  Delaware,
     Massachusetts):

          The Fund is a statutory  business  trust created under the laws of the state of Delaware.

11.  Provide  the  name  and  address  of each  investment  adviser  of the fund
     (including  sub-advisers)  during the last five  years,  even if the fund's contracts with those advisers have been terminated:

       Gold Capital Management, Inc.      (Gold Bank Money Market Fund - From inception of Funds
       6860 W. 115th, Suite 100           until April 1, 2006; Gold Bank Equity Fund - From inception
       Overland Park, Kansas 66211        until liquidation)

       M&I Investment Management Corp.          (Gold Bank Money Market Fund - April 1, 2006
       111 East Kilbourn Avenue, Suite 200      until April 7, 2006
       Milwaukee, WI 53202

12.  Provide  the name and  address of each  principal  underwriter  of the fund during  the last  five  years,  even if the  fund's  contracts  with  those underwriters have been terminated:

       Gold Capital Management, Inc.      (Gold Bank Money Market Fund - From inception of Funds
       6860 W. 115th, Suite 100           until April 1, 2006; Gold Bank Equity Fund - From inception
       Overland Park, Kansas 66211        until liquidation)

       Grand Distribution Services, LLC   (Gold Bank Money Market Fund - April 1, 2006
       803 W. Michigan Street, Suite A    until April 7, 2006
       Milwaukee, WI 53233

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14.  Is there a UIT  registered  under  the Act that  served  as a  vehicle  for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes [X] No

     If Yes, for each UIT state:

     Name:

     File No.:

     Business Address:

15.  (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes [ ] No

     If Yes, state the date on which the board vote took place: February 1, 2006 and February 6, 2006

     If No, explain:

     (b)  Did the fund obtain  approval  from the  shareholders  concerning  the decision  to  engage  in  a  Merger,  Liquidation  or  Abandonment  of
          Registration?

     [ ] Yes [X] No

     If Yes, state the date on which the shareholder vote took place:

     If No,  explain:  The  Trust's  charter  states  that  "[t]he  Trust may be dissolved  at any time by vote of a  majority  of the  Shares  of the Trust entitled  to vote or by the  Board of  Trustees  by  written  notice to the
     Shareholders." The dissolution of the Trust was approved unanimously by the
     Trust's Board of Trustees and written notice to shareholders  was mailed on
     February 10, 2006.

II. Distributions to Shareholders

16.  Has the fund  distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          Gold Bank Equity Fund - February 17, 2006
          Gold Bank Money Market Fund - April 7, 2006

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes [ ] No

     (d)  If No to (b) or (c) above,  describe  the method of  distributions  to shareholders.  For  Mergers,  provide the exchange  ratio(s)  used and explain how it was calculated:

     (e)  Liquidations   only:  Were  any  distributions  to  shareholders  made
          in-kind?

          [ ] Yes [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

     Has  the fund issued senior securities?

     [ ] Yes [ ] No

     If  yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes [ ] No

     If No,

     (a)  How many  shareholders  does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19.  Are there  any  shareholders  who have not yet  received  distributions  in complete liquidation of their interests?

     [ ] Yes [X] No

     If Yes,  describe  briefly  the  plans  (if any) for  distributing  to,  or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any  assets  as of the date  this  form is  filed?  (See question 18 above)

     [ ] Yes [X] No

     If Yes,
     (a)  Describe the type and amount of each asset  retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b)  How does the  fund  intend  to pay  these  outstanding  debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)  Legal expenses: approximately $30,000

          (ii) Accounting expenses: approximately $ 1,911

          (iii) Other  expenses  (list and  identify  separately):  printing and mailing costs: approximately $1,286

          (iv) Total  expenses  (sum of lines  (i)-(iii)  above):  approximately
               $33,197

     (b)  How were those expenses  allocated?  The Accounting and Other Expenses were paid by the Trust and allocated  equally  between the Trust's two series. The Legal expenses and other administrative expenses were paid by  Gold  Capital  Management,  Inc.  before  April  1,  2006  and M&I
          Investment Management Corp. on and after April 1, 2006.

     (c)  Who paid  those  expenses?  The Funds  paid the  Accounting  and Other
          Expenses.  Legal expenses and other administrative  expenses were paid by  Gold  Capital  Management,  Inc.  before  April  1,  2006  and M&I
          Investment Management Corp. on and after April 1, 2006.

     (d)  How  did  the  fund  pay  for  unamortized   expenses  (if  any)?  All
          unamortized expenses were paid by Gold Capital Management, Inc. before
          April 1, 2006 and M&I Investment  Management  Corp. on and after April
          1, 2006.

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes [X] No

     If yes, cite the release numbers of the  Commission's  notice and order or, if no  notice  or order  has been  issued,  the  file  number  and date the application was filed:

V. Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes [X] No

     If Yes,  describe  the  nature  of any  litigation  or  proceeding  and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes [X] No

     If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c)  If the  merger or  reorganization  agreement  has been  filed with the
          Commission,  state  the file  number(s),  form  type used and date the agreement was filed:

     (d)  If the merger or reorganization  agreement has not been filed with the
          Commission,  provide a copy of the  agreement  as an  exhibit  to this form.

                                  VERIFICATION

The undersigned  states that (i) he has executed this Form N-8F  application for an order under Section 8(f) of the  Investment  Company Act of 1940 on behalf of the Fund,  (ii) he is the  President  of the Fund,  and  (iii)  all  actions  by
shareholders,   trustees,   and  any  other  body  necessary  to  authorize  the
undersigned to execute and file this Form N-8F  application have been taken. The undersigned  also states that the facts set forth in this Form N-8F  application are true to the best of his knowledge, information and belief.

                                       /s/ Stephen R. Oliver
                                       Stephen R. Oliver, President